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                                                                     Exhibit 12



              Mitchell Energy & Development Corp. and Subsidiaries
                    COMPUTATION OF RATIO OF EARNINGS TO FIXED
               CHARGES FOR THE YEARS ENDED JANUARY 31, 1996, 1997,
                               1998, 1999 AND 2000

                          (dollar amounts in thousands)



                                                                   Fiscal Year Ended January 31
                                                   -------------------------------------------------------------
                                                      1996         1997         1998         1999        2000
                                                   --------     --------       -------    --------      --------
EARNINGS
Pretax (loss) earnings from
   continuing operations ......................... $156,132     $133,757       $50,735    $(84,593)     $146,565
Add (Deduct):
   Previously capitalized interest
      charged against pretax earnings.............    1,281          231           232         323           252
   Fixed charges (see below)......................   68,234       61,664        46,944      37,103        37,803
   Reverse effect of inclusion of interest
      capitalized in fixed charges above..........   (1,333)        (835)       (1,283)     (2,569)       (1,980)
   Undistributed earnings of
      less-than-50%-owned persons.................   (4,321)      (2,024)      (13,900)     (6,215)       (7,255)
                                                   --------     --------       -------    --------      --------
                                                   $219,993     $182,793       $82,728    $(55,951)     $175,385
                                                   ========     ========       =======    ========      ========


FIXED CHARGES
Interest expense incurred
   Consolidated (a)............................... $ 60,759    $  56,782       $42,531    $ 35,070        34,036
   50%-owned persons..............................    4,008        2,715         2,246         -               -
                                                   --------     --------       -------    --------      --------
                                                     64,767       59,497        44,777      35,070        34,036
Portion of rental expense
   representing interest (b)......................    3,467        2,167         2,167       2,033         3,767
                                                   --------     --------       -------    --------      --------
                                                   $ 68,234    $  61,664       $46,944    $ 37,103        37,803
                                                   ========     ========       =======    ========      ========



RATIO OF EARNINGS TO FIXED CHARGES................     3.22         2.96          1.76       *              4.64
                                                   ========     ========       =======    ========      ========



* Additional earnings of $93,054 would have been necessary to bring ratio to 1.0x.

---------------

(a) At January 31, 2000, the Company had outstanding guaranties of the indebtedness of third parties and less-than-50%-owned equity investees totaling approximately $15,419,000 under which it has not been, nor is it expected that it will be, required to perform. Fixed charges related to such outstanding borrowings, estimated to total $800,000 for the fiscal year ended January 31, 2000, have been excluded from the reported fixed charges.
(b)  Represents one-third of rental expense under operating lease agreements.